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                                                               Exhibit 99(f)

                        System Energy Resources, Inc.
           Computation of Ratios of Earnings to Fixed Charges and
                     Ratios of Earnings to Fixed Charges


                                                                                                   September 30,
                                                     1996      1997      1998      1999      2000      2001
Fixed charges, as defined:
  Total Interest                                    $143,720  $128,653  $116,060  $147,982  $118,519  $145,261
  Interest applicable to rentals                       6,223     6,065     5,189     3,871     5,753     5,057
                                                    ----------------------------------------------------------

Total fixed charges, as defined                     $149,943  $134,718  $121,249  $151,853  $124,272  $150,318
                                                    ==========================================================

Earnings as defined:
  Net Income                                         $98,668  $102,295  $106,476   $82,375   $93,745  $102,257
  Add:
    Provision for income taxes:
      Total                                           82,121    74,654    77,263    53,851    81,263    51,310
    Fixed charges as above                           149,943   134,718   121,249   151,853   124,272   150,318
                                                    ----------------------------------------------------------
Total earnings, as defined                          $330,732  $311,667  $304,988  $288,079  $299,280  $303,885
                                                    ==========================================================

Ratio of earnings to fixed charges, as defined          2.21      2.31      2.52      1.90      2.41      2.02
                                                    ==========================================================




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